Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Globe Transaction Article

ABN AMRO: the facts

Group Chief Executive John Varley announced the terms of a proposed merger with Dutch banking group ABN AMRO on Monday, 23 April 2007. The Board of ABN AMRO and the Board of Barclays have both recommended the proposed merger to their respective shareholders. Colleagues can find all the latest information about the proposed merger on the Barclays Group Intranet, including communications from John Varley and media coverage which is updated throughout the day. But many colleagues will be curious to know more about Barclays proposed merger partner. Here’s our quick guide to ABN AMRO.

ABN AMRO calls itself “an international bank with European roots”. Those roots go back to 1824, when a decree of King Willem I established the Netherlands Trading Society in The Hague. The bank kept that name until 1964 when, after a merger, it became Algemene Bank Nederland (General Bank of the Netherlands) or ABN. On merging with Amro (Amsterdam-Rotterdam) Bank in 1991, it became ABN AMRO. ABN AMRO now ranks eighth in Europe and 13th in the world, based on total assets. It has more than 4,500 branches in 53 countries, more than 105,000 employees (full-time equivalents) and had assets worth €987bn (£658bn) as at 31 December 2006. Profits rose by 7.6 per cent to €4,780m (£3,187m) in 2006.

Strategy

ABN AMRO’s main focus is on the mid-market. In personal banking, this means customers who require more than a basic banking package (mass affluent and private clients), but who don’t yet fall into the category of top-end private clients. The commercial mid-market ranges from medium-sized companies in the Netherlands to a smaller number of large multinational clients and financial institutions. But the bank believes that it must continue to serve both the top end of the market and the mass retail market to ensure success.

Customers

ABN AMRO focuses on consumer and commercial clients in its local markets and on selected multinational corporations and financial institutions, as well as private clients, globally. It is active in four main customer segments: Personal Banking, Private Banking, Business and Commercial, and Corporate and Institutional. Although it serves a broad range of customers, its strategic focus is on the mid-market, where it believes it has a strong and distinctive competitive advantage.

Organisation

ABN AMRO is managed through a series of business units (BUs) which are responsible for distinct regions, customer segments and product segments. Five regional BUs cover the Netherlands, Europe, North America, Latin America and Asia. They serve about 20 million personal customers and small to larger businesses. Customers with global needs are served by two BUs. Private Clients provides private banking services to wealthy individuals and families and manages €142bn (£47bn) worth of assets (at 31 December 2006). Global Clients serves 550 multinational customers. There are three product BUs: Global Markets, Transaction Banking and Asset Management. Global Markets develops products for commercial customers, while Transaction Banking offers payments and trade products for retail, private client and commercial markets. ABN AMRO Asset Management, a world leader, operates from more than 20 locations worldwide and manages €193bn (£130bn) worth of assets for private investors and institutional clients (at 31 December 2006).

Corporate responsibility

ABN AMRO’s name for corporate responsibility is sustainable banking. It says sustainability is moving into the mainstream of its objective as a business, which is to create and maximise sustainable value for all its stakeholders. “We take social, ethical and environmental factors into consideration when providing financial services,” ABN AMRO says. Sustainability is integrated into ABN AMRO’s business at Managing Board level, at Group level and in the business units (BUs). Each BU has a dedicated sustainability team that works closely with a Sustainability Department at head office. Sustainability activities are also being integrated into the Group functions.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.